Exhibit 99.1

RICHMONT MINES INC.
REPORT TO SHAREHOLDERS

2

Second Quarter ended June 30, 2010

For information

Jennifer Aitken
Investor Relations
Richmont Mines Inc.
1501 McGill College Avenue
Suite 2930
Montreal, Quebec	Phone:	514 397-1410
Canada H3A 3M8	Fax:	514 397-8620

info@richmont-mines.com	www.richmont-mines.com

Ticker symbol: RIC	Listings: Toronto – NYSE Amex

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

GENERAL

The following management’s discussion and analysis is intended to assist you in understanding and evaluating changes in our financial condition and operations for the three month period ended June 30, 2010. We recommend you read this in conjunction with our unaudited interim financial statements for the quarter ended June 30, 2010, and our audited consolidated financial statements for the year ended December 31, 2009, and the accompanying notes. Our financial statements and the related notes to those financial statements are prepared in accordance with accounting principles generally accepted in Canada, or Canadian GAAP. The currency used in this discussion is the Canadian dollar, except where otherwise stated. Production data are presented in metric, the most commonly used system in Canada. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Company’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 17.

OPERATIONAL AND FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER OF 2010

  Q2 2010 revenue growth of 32% compared to Q2 2009

  Gold sales of 15,607 ounces at US$1,218 (CAN$1,259) per ounce

  Q2 2010 earnings of $0.01 per share, versus loss of $0.05 per share in Q2 2009

  Equity financing and acquisition of outstanding 30% of Louvem completed

  Development work at the Francoeur Mine begins

  3,500 metres of additional exploration drilling announced for Cripple Creek property

  $38.2 million in working capital as at June 30, 2010 and no hedging contracts or long-term debt

Second Quarter 2010 Overview

Mr. Martin Rivard, President and CEO of Richmont Mines commented on results for the second quarter of 2010: “We were active on several fronts in the second quarter. On the acquisition side, we successfully completed the acquisition of the 30% of issued and outstanding shares of Louvem Mines Inc. (“Louvem”) that we didn’t previously own. Having 100% of Louvem under the Richmont umbrella not only helps to streamline our business, but it also adds several interesting exploration assets to our Quebec property portfolio. Also on the corporate side, we completed an equity financing in mid-June that generated gross proceeds of $16.5 million for the Company. While some of these funds have been earmarked for the ongoing development of the Francoeur Mine and general corporate purposes, this capital gives us additional leeway to pursue potentially accretive and synergistic acquisitions and/or strategic partnerships, which is a key near-term goal for the Company.”

He continued: “Operationally, we were disappointed with grades at both of our operating mines in the second quarter, a fact that we are addressing through more focused mine planning. On the positive side, we saw some encouraging trends during the quarter. Specifically, despite lower grades, our production cash cost at Island Gold in Canadian dollars decreased 4% year-over-year in the second quarter to CAN$879 from CAN$915 in the comparable period of 2009. We will be replacing one of the ball mills by the end of the third quarter, which should enable us to increase our mill throughput rate to approximately 850 tonnes per day. We remain confident that grades at Island Gold will improve going forward, and we continue to anticipate strong production from this mine in 2010 and beyond. At Beaufor, our focus going forward is to design our mining methods so that we can reach ore zones more efficiently. While we continue to anticipate that extensive development will be necessary to access mining zones at this mine for the foreseeable future, grades are expected to improve as room and pillar stopes with better grades are accessed during the remainder of the year. Finally, we are very pleased to have begun development work at our Francoeur Mine. Things are progressing on schedule, and we continue to anticipate that commercial production will resume in mid-2011.”

2
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

“Last but certainly not least, we are very excited about our ongoing exploration programs. The 10,000 metre drilling campaign on our Wasamac property began in May, and our second drilling campaign of 2010 on our Cripple Creek property got underway in mid-June. We expect drilling results from both of these programs in the fourth quarter of 2010. ”

KEY FINANCIAL DATA1

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009		June 30, 2010	June 30, 2009

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,197	922		1,152	915
Average selling price (US$)	1,218	941		1,165	968
Average selling price (CAN$)	1,259	1,075		1,204	1,106
Average exchange rate (US$/CAN$)	1.0338	1.1420	[2]	1.0338	1.1420	[2]
Ounces of gold sold	15,607	13,250		31,448	29,864
Average cash cost (US$ /ounce)[3]	908	787		872	745
Average cash cost (CAN$ /ounce)[3]	939	899		901	851

KEY FINANCIAL DATA (in thousands of CAN$)
Revenue	20,738	15,736	40,700	35,639
Net earnings (loss)	238	(1,390)	2,002	43
Net earnings (loss) per share	0.01	(0.05)	0.08	-
Cash flow from (used in) operations	1,621	(2,345)	6,829	707
Investments in property, plant and equipment	4,563	2,151	8,138	3,755

	June 30, 2010	December 31, 2009

Cash and cash equivalents	35,799	21,139
Total assets	106,607	85,230
Shareholders’ equity	87,783	69,961
Shares outstanding (thousands)	30,871	26,104

KEY PER SHARE DATA
Stock Price (at closing)
US$ (NYSE Amex)	4.42	3.75
CAN$ (TSX)	4.69	3.92

[1]

Throughout this document, the Company uses performance indicators that are not defined according to Canadian generally accepted accounting principles (GAAP), such as the total cash cost of production per ounce sold for each of the Company’s properties, excluding the rates of depreciation per ounce. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by GAAP. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with GAAP, to evaluate the Company’s performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for the performance indicators prepared in accordance with GAAP.

[2]	Average exchange rate used for year 2009.
[3]	The average cash cost includes operating costs and royalties.

3
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

REVIEW OF FINANCIAL RESULTS
Three-month period ended June 30, 2010

Revenue for the second quarter of 2010 totalled $20.7 million, an increase of 32% from revenues of $15.7 million in the second quarter of 2009. Results reflect higher precious metal revenue, driven by a combination of increased gold sales in the quarter and a higher average selling price per ounce in Canadian dollars. This was partially offset by a decrease in other revenues, reflecting lower custom-milling revenues at the Company’s Camflo Mill.

Richmont generated net earnings of $0.2 million, or $0.01 per share, in the second quarter of 2010, a notable improvement over the net loss of $1.4 million, or ($0.05) per share in the second quarter of 2009. Driving this favourable shift were higher gold sales, a higher selling price per ounce, and to a lesser extent lower year-over-year exploration and project evaluation costs. These factors more than mitigated higher production costs that stemmed from a lower grade of ore being processed during the quarter.

Total precious metals revenue increased 38% year-over-year to $19.7 million in the second quarter of 2010, from $14.2 million in the year-ago period. This reflected an 18% increase in the number of gold ounces sold and a 17% higher average selling price per ounce of gold (in Canadian dollar terms) to US$1,218 (CAN$1,259) from US$941 (CAN$1,075) in the year-ago period. A total of 15,607 ounces of gold were sold in the second quarter of 2010, versus 13,250 ounces last year, as a 29% increase in ounces of gold sold from the Island Gold Mine more than offset a 2% decline in the number of ounces sold from the Beaufor Mine.

Including royalties, operating costs totalled $14.6 million in the second quarter of 2010, up from $11.9 million in the comparable period last year, reflecting a 26% increase in total processed tonnage. The average cash cost per ounce of gold sold rose to US$908 (CAN$939) in the second quarter of 2010, from US$787 (CAN$899) in the second quarter of 2009, as a result of lower recovered grades at both operating mines. While the average cash cost increased 15% in US dollar terms, this increase was significantly less pronounced at 4% in the Company’s reporting currency, Canadian dollars, reflecting the impact of a weakening US dollar versus the Canadian dollar.

Depreciation and depletion costs rose to $1.7 million in the second quarter of 2010 from $1.2 million last year, reflecting an increased number of gold ounces sold and a higher depreciation and depletion rate per ounce sold calculated based on proven and probable reserves, which declined year-over-year.

Second quarter administrative expenses totalled $1.2 million, up from $1.0 million in the same period in 2009. The increase was attributable to one-time expenses related to the fairness opinion of Louvem transaction and reorganization of the Board of Directors, in addition to higher stock-based compensation expenses, which were $0.15 million in the current quarter versus $0.1 million in the prior year.

Exploration and project evaluation costs totalled $1.8 million in the second quarter of 2010, compared with $3.0 million in the second quarter of 2009. The year-over-year 41% decline primarily reflects lower exploration costs at the Beaufor Mine, where an extensive exploration program below the mine’s existing infrastructure took place in 2009. Lower exploration costs similarly reflect higher exploration tax credits in the current quarter of $0.67 million, versus $0.02 million the comparable period last year. On a segmented basis, exploration costs were approximately $0.6 million at the Beaufor Mine, $1.2 million at the Island Gold Mine, $0.2 million at the Francoeur and Wasamac properties and about $0.5 million in other properties during the current quarter.

For the second quarter of 2010, the mining and income tax expense amounted to $0.7 million. This charge includes $0.3 million of income taxes payable, applied against exploration credit revenue that is booked in exploration expense as well as a $0.4 million increase in future mining taxes. The mining and income tax recovery of $0.4 million in the second quarter of 2009 represented 21% of the pre-tax loss, and was the result of applying exploration credits against exploration expenditures versus taxes.

4
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Six-month period ended June 30, 2010

Revenue totalled $40.7 million for the six-month period ended June 30, 2010, up 14% over the $35.6 million in revenue for the same period in 2009. This reflects a 5% increase in the number of ounces of gold sold, and a 9% increase in the average selling price per ounce of gold in Canadian dollars.

Operating costs, including royalties, were $28.3 million for the first six months of 2010, up 11% over operating costs of $25.4 million during the same period last year, primarily due to the greater number of tonnes produced at the Island Gold Mine, and higher mining costs at the Beaufor Mine.

Exploration and project evaluation costs were $2.5 million during the first half of 2010, compared with $4.2 million during the same period in 2009. The year-over-year decline is primarily related to lower exploration costs at the Beaufor Mine, reflecting last year’s extensive exploration below this mine’s infrastructure, and an increase in exploration tax credits to $1.1 million in the first six months of 2010 versus $0.3 million in the comparable period last year.

Net earnings were $2.0 million, or $0.08 per share, for the first half of 2010, up notably from net earnings of $0.04 million, or nil per share, during the comparable six-month period in 2009.

Mining and income tax expense for the first six months of 2010 totalled $1.3 million. This charge includes $0.6 million of income taxes payable, applied against exploration credit revenue that is booked in exploration expense, as well as a $0.7 million increase in future mining taxes. For the comparable six-month period of 2009, the mining and income tax expense amounted to $0.19 million, based on pre-tax earnings of $0.22 million. This charge included a $0.1 million tax expense for the Company’s subsidiary, Louvem Mines Inc., in addition to an exploration tax credit of $0.3 million that was applied against exploration expenses and not taxes.

5
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONS

Island Gold Mine

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Tonnes	63,666	46,659	131,401	97,687
Head grade (g/t)	5.62	5.95	5.50	6.42
Gold recovery (%)	95.69	95.77	94.52	95.09
Recovered grade (g/t)	5.38	5.70	5.19	6.10
Ounces sold	11,006	8,549	21,944	19,162
Cash cost per ounce (US$)	850	801	845	763

Investment in property, plant and equipment (thousands of CAN$)	885	1,378	2,370	2,669
Exploration expenses (thousands of CAN$)	1,215	1,227	1,699	1,595

Deferred development (metres)	614	357	1,248	794

Diamond drilling (metres)
Definition	4,990	6,297	4,990	9,863
Exploration	14,783	1,078	22,705	1,078

During the second quarter of 2010, the Island Gold Mine processed 63,666 tonnes of ore, a notable 36% improvement over the 46,659 tonnes of ore processed in the second quarter of 2009, reflecting heightened productivity levels at the mine and at the mill in the current quarter. While lower than expected grades in production stopes resulted in this mine’s recovered grade declining to 5.38 g/t in the current quarter from 5.70 g/t in the prior year, the impact was mitigated by improved productivity levels. Consequently, cash cost per ounce produced in Canadian dollar terms decreased 4% in the current quarter to $879, from $915 last year. In US dollar terms, however, the cash cost produced increased to US$850 in the second quarter of 2010 from US$801 in the prior year, a reflection of a weaker US dollar vis-à-vis the Canadian dollar. The Company is addressing the unanticipated shortfall in recovered grades through more selective stope design, and expects improved results by the end of 2010. The Island Gold Mine sold a total of 11,006 ounces of gold at an average price of US$1,215 (CAN$1,256) per ounce in the second quarter of 2010, versus gold sales of 8,549 ounces at an average price of US$936 (CAN$1,069) per ounce in the comparable period last year.

For the first six months of 2010, 131,401 tonnes of ore were processed at a recovered grade of 5.19 g/t, and 21,944 ounces of gold were sold at an average price of US$1,166 (CAN$1,205) per ounce. This compared to tonnage of 97,687 at a recovered grade of 6.10 g/t, and gold sales of 19,162 ounces at an average price of US$968 (CAN$1,106) per ounce in the comparable six-month period of 2009. While the recovered grade declined year-over-year due to lower than expected grades in long-hole stopes, improved mine and mill productivity translated into a 35% year-over-year increase in tonnage, which in turn resulted in cash costs per ounce produced remaining essentially unchanged in Canadian dollars at CAN$873 versus CAN$871 in the prior year.

Progress continues to be made at the Island Gold Mine, with improvements in overall efficiency translating into a decrease in the cash cost per tonne to $152 in the second quarter of 2010, from $168 per tonne in the comparable period of 2009. The Company’s main focus going forward is to achieve its targeted mill head grade of a minimum of 7 g/t, which when combined with ongoing productivity improvements, and a planned expansion in its milling throughout rate to approximately 850 tonnes per day by the end of the third quarter of 2010, should bring the Company closer to its targeted annual cash cost per tonne milled rate of $135 per tonne.

6
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Beaufor Mine

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	2009

Tonnes	24,070	22,806	49,332	52,269
Head grade (g/t)	6.17	6.69	6.12	6.53
Gold recovery (%)	96.29	95.87	97.84	97.60
Recovered grade (g/t)	5.95	6.41	5.99	6.37
Ounces sold	4,601	4,701	9,504	10,702
Cash cost per ounce (US$)	1,047	763	933	714

Investment in property, plant and equipment (thousands of CAN$)	954	179	1,652	388
Exploration expenses (thousands of CAN$)	570	992	866	1,798

Deferred development (metres)	471	271	1,071	362

Diamond drilling (metres)
Definition	7,165	4,662	17,973	8,781
Exploration	6,989	10,560	8,821	16,536

A total of 24,070 tonnes were processed from the Beaufor Mine at a recovered grade of 5.95 g/t in the second quarter of 2010, compared to 22,806 tonnes at a recovered grade of 6.41 g/t in the comparable period of 2009. Total cash cost per ounce produced rose to US$1,047 (CAN$1,082) in the current quarter, from US$763 (CAN$871) in the prior year, a reflection of a lower recovered grade and higher mining costs associated with increased development needed to access the mining areas. A total of 4,601 ounces of gold were sold in the second quarter of 2010 at an average price of US$1,225 (CAN$1,266) per ounce, essentially in line with the Company’s annual sales target for this mine of 20,000 ounces of gold. This compared to 4,701 ounces of gold sold at an average price of US$949 (CAN$1,084) per ounce in the comparable period of 2009.

During the first half of 2010, 49,332 tonnes of ore were processed from the Beaufor Mine at a recovered grade of 5.99 g/t, and 9,504 ounces of gold were sold at an average price of US$1,162 (CAN$1,201) per ounce. In the first six months of 2009, 52,269 tonnes of ore were processed at a recovered grade of 6.37 g/t, and 10,702 ounces of gold were sold at an average price of US$968 (CAN$1,106) per ounce. Higher cash costs at this mine reflect a combination of lower year-over-year tonnage and lower recovered grades.

The Beaufor Mine attained the notable production level of 1,000,000 gold ounces over its mine life in the first quarter of 2010, a significant achievement in the life of any mine, and an even greater accomplishment for a small, narrow vein underground gold mine like Beaufor. The Company remains committed to the Beaufor Mine and, to this end, continues to evaluate possible near-surface targets through exploration drilling, in an effort to increase this property’s reserve base of 44,637 ounces of gold as at December 31, 2009. While management expects that extensive development will be necessary to access mining zones at this mine for the foreseeable future, recovered grades are expected to improve as room and pillar stopes with better grades are accessed during the remainder of the year.

7
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Camflo Mill

In addition to processing ore from the Beaufor Mine, the Camflo Mill processed 26,035 tonnes of custom milling in the second quarter, 37% below last year’s levels, but essentially in line with expectations. In an effort to increase the mill usage rate, the Company continues to investigate additional custom-milling opportunities with nearby gold projects. Our most recent collective bargaining agreement with our hourly employees at the Camflo Mill expired on December 31, 2009, and was replaced with another 3 year agreement, signed on April 13, 2010.

Exploration properties

	Three months ended	Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009

Exploration costs - Mines
Beaufor Mine	570	992	866	1,798
Island Gold Mine	1,215	1,227	1,699	1,595

	1,785	2,219	2,565	3,393

Exploration costs – Other properties
Francoeur / Wasamac properties	216	768	286	960
Cripple Creek property	305	-	493	12
Other properties	7	-	34	6
Project evaluation	133	46	248	147

	2,446	3,033	3,626	4,518

Exploration tax credits	(674)	(20)	(1,078)	(287)

	1,772	3,013	2,548	4,231

Cripple Creek

The Company completed an 11-hole, 4,532 metre exploration drilling campaign on the Cripple Creek property at the end of April 2010. Assay results from this program uncovered several very interesting intercepts in Zone 16. These included hole CC-10-45, which revealed 73.54 g/t Au (20.71 g/t Au cut at 30 g/t Au) over a true width of 5.0 metres at a vertical depth of 250 metres, and included 193.24 g/t Au over 1.0 metre, 222.42 g/t Au over 1.0 metre, 44.18 g/t Au over 1.0 metre, and 22.49 g/t Au over 1.0 metre. Another favourable intercept was confirmed in Hole CC-10-46, namely 22.76 g/t Au over 0.5 metres at a vertical depth of 130 metres.

As a result of these favourable results, Richmont launched a second phase of drilling on June 15, 2010. This program will include approximately 6 holes over 3,500 metres, and is targeting the depth and lateral extension of Zone 16, in order to confirm the extent of the alteration envelope. Results are expected in the fourth quarter of 2010. Additional details regarding this campaign, as well as complete results from the 2010 first phase drilling program, can be found in the press release entitled “Richmont Mines Announces Start of a 3,500 Metre Drilling Campaign on Its Cripple Creek Property” released on June 10, 2010.

A key exploration asset in Richmont’s portfolio, the Cripple Creek property covers 694 hectares, and is located west of the Timmins Gold Camp in Ontario where more than 70 million ounces of gold have been produced by various mining companies over the years.

8
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Wasamac

As a result of the favourable gold price and resumption of activities at its nearby Francoeur Mine, Richmont Mines announced plans to begin a 10,000 metre drilling program on its 100%-owned Wasamac in April 2010. Located 15 km west of Rouyn-Noranda, Quebec, this property produced 252,923 ounces of gold between 1965 and 1971. Launched at the end of May 2010, the drilling campaign will include approximately 20 holes, and will mainly target the extension of known zones within the Wasa Shear, in order to increase resource levels and verify mineralization continuity. Drilling results are anticipated by the beginning of the fourth quarter of 2010, after which Richmont will reassess the resources of the Wasamac Gold Project with a lower cut-off grade approach. Please see the press release entitled “Richmont Mines Announces a 10,000 Metre Surface Drilling Program on Its Wasamac Property”, published on April 8, 2010 for additional details.

Francoeur Mine

Development work at the Company’s 100%-owned Francoeur Mine is progressing well. All 17 levels of the mine have been dewatered, and underground development work began in early July 2010. Surface infrastructure at the Francoeur Mine has been re-commissioned, and is fully equipped for mine development purposes. After a phase of drift excavation work needed to access the targeted West Zone, definition drilling and stope preparation work will be completed. Installation of additional underground electrical infrastructure required for commercial production will be done in conjunction with the development work. Recruitment for the Francoeur Mine is progressing well, with crews needed for the development phase already in place. Development work in the first six months of 2010 amounted to approximately $4.0 million. The mine is on schedule to begin production in mid-2011, with an annual estimated production rate of 35,000 Au ounces over an initial mine life of four years. Additional information can be found in the press release entitled “Francoeur Mine: Dewatering Phase Completed, Development Work Set to Begin”, released on July 7, 2010.

This mine produced in excess of 345,000 ounces of gold between 1991 and 2001, at which point it was closed as a result of the low prevailing gold price. Current estimates for this property include probable reserves of 615,664 tonnes grading 6.91 g/t Au, and total estimated production of 136,000 ounces of gold over an initial 4 year period. Complete details of the Francoeur Gold Project can be found in amended and restated Regulation 43-101 compliant technical report, dated May 19, 2010, and available on the SEDAR website (www.sedar.com).

Equity Financing Completed

The Company completed an overnight marketed public offering of 3,300,000 Richmont common shares at a price of $5.00 per common share on June 17, 2010. The offering generated gross proceeds of $16.5 million for Richmont, and included 300,000 common shares issued as part of the underwriters’ over-allotment option. The net proceeds of the offering will be used for development work at Richmont's projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes. Additional details regarding the financing can be found in the press release entitled “Richmont Mines Inc. Completes Equity Financing” released on June 17, 2010.

9
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Louvem Acquisition Completed

On June 30, 2010, Richmont announced that it had successfully acquired the 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own. The acquisition was completed via an amalgamation of 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem under Part IA of the Companies Act (Quebec). The Amalgamation was approved by the shareholders of Louvem at a general and special meeting of the Louvem shareholders held on June 18, 2010. Richmont issued 1,425,407 shares following the completion of the transaction. Additional information regarding this transaction can be found in the press release entitled “Richmont and Louvem Announce Completion of Acquisition of Outstanding 30% of Louvem by Richmont”, released on June 30, 2010.

Outlook

Commenting on the Company’s outlook going forward, Mr. Martin Rivard concluded, “Our priorities are threefold. Firstly, we will continue to focus our efforts on meeting our targeted grade levels and reducing production costs at both operating mines. Secondly, on the exploration and development property front, we are excited about completing the drilling campaigns on our Wasamac and Cripple Creek properties that are currently underway, and look forward to obtaining assay results in the fourth quarter of 2010. Similarly, we are pleased with the development work at our Francoeur Mine, and continue to expect to begin production at this mine in mid-2011. Lastly, we continue to actively evaluate potential North American acquisition and/or strategic partnership opportunities as part of our goal to expand our exploration and development pipeline and build our North American reserve base.”

Exchange Rates

Although Richmont Mines’ financial statements are reported in Canadian dollars, the Company discloses the realized price and cash cost per ounce of gold sold in US dollars, as these performance indicators are widely used in the mining industry.

For accounting purposes, the Company establishes an estimated annual exchange rate at the beginning of the year. On a quarterly basis, the exchange rate is adjusted to the actual year-to-date rate through the end of the quarter and that rate is used to report both year-to-date and quarterly results. Please note that previously published results may differ from results published in the current quarter due to the retroactive application of the adjusted exchange rate.

10
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
	2010	2010	2009	2009	2009	2009	2008	2008
KEY FINANCIAL DATA (thousands of CAN$)
Revenue	20,738	19,962	17,100	19,145	15,736	19,903	22,908	16,495
Net earnings (loss)	238	1,764	110	183	(1,390)	1,433	2,086	(894)
Cash flow from (used in) operations	1,621	5,208	749	1,511	(2,345)	3,052	7,428	820
Investment in property, plant and equipment	4,563	3,575	2,669	1,588	2,151	1,604	1,989	1,522
KEY PER-SHARE DATA

Net earnings (loss) basic and diluted (CAN$)	0.01	0.07	-	0.01	(0.05)	0.05	0.09	(0.04)

OUNCES OF GOLD SOLD	15,607	15,841	13,029	16,840	13,250	16,614	22,116	16,723

KEY DATA PER OUNCE OF GOLD (US$)
Selling price	1,218	1,111	1,035	921	941	990	897	861
Average cash cost	908	835	790	683	787	712	550	577
Depreciation and depletion	98	87	78	81	67	62	61	76
Total cost	1,006	922	868	764	854	774	611	653

SUMMARY OF RESULTS FOR THE LAST EIGHT QUARTERS

The fluctuation in revenue throughout 2009 reflected the variation in the number of gold ounces sold. The net loss generated in the second quarter of 2009 was attributable to the higher production cost per ounce of gold (US$787) in the quarter, while the net loss in the third quarter of 2008 was mainly attributable to increased exploration spending and higher operating costs at the Island Gold Mine.

Production levels during the last eight quarters reflect contributions from the Beaufor Mine, located in Quebec, and the Island Gold Mine, in Ontario.

Net earnings or losses on a quarterly basis are generally affected by the price of gold, operating costs which vary according to the price of raw materials, energy costs, and wages, as well as the recovered grade of the ore being processed, exploration expenses, and mining and income tax expensed or recovered.

11
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

CASH AND CASH EQUIVALENTS

At June 30, 2010, cash and cash equivalents totalled $35.8 million, up from $23.3 million at March 31, 2010, and $21.1 million at December 31, 2009. This increase is primarily attributable to the completion of an equity offering, which generated gross proceeds of $16.5 million, combined with $6.8 million of cash flow from operations year-to-date, partially offset by capital expenditures of $8.1 million over the six-month period. Cash equivalents consist of $9.5 million in term deposits with high-level credit ratings, and $26.3 million in cash deposited in a major Canadian chartered bank. As of June 30, 2010, Richmont Mines had no long term debt and no hedging contracts.

At the end of the second quarter of 2010, the Company had $38.2 million in working capital, up from $25.1 million at March 31, 2010, and $24.9 million at December 31, 2009. This reflects an increase in cash and cash equivalents and accounts receivable, offset by an increase in account payables and a slight increase in net income taxes payable.

CAPITAL RESOURCES

In June 2010, Richmont Mines issued 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million, as part of a financing by short-form prospectus, for net proceeds of $15.2 million. The proceeds from the offering will be used for development work at Richmont's projects, primarily the Francoeur Mine in Quebec, for potential acquisitions and for general corporate purposes.

On June 30, 2010, the Company issued 1,425,407 common shares following Richmont’s successful acquisition of the outstanding 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own.

Also during the second quarter of 2010, the Company issued 28,000 common shares relating to the exercise of options, at an average strike price of $2.88, for a total cash consideration of $0.08 million. This brought the total for the first six months of the year to 42,000 common shares being issued as a result of options being exercised, at an average strike price of $2.74, for a total cash consideration of $0.12 million.

As of June 30, 2010, the Company had 30.9 million shares outstanding.

COMMITMENTS

The Company is subject to royalty payments on certain properties, should they enter commercial production.

On February 11, 2009, the Company signed a letter of agreement with Mountain Lake Resources Inc. (“Mountain Lake”) granting the latter the option to acquire the 70% interest held by the Company in the Valentine Lake property, located in central Newfoundland. Mountain Lake currently holds a 30% interest in the property. Under the terms of the letter of agreement, Mountain Lake may exercise its option over a period of 5 years, by paying the Company an additional $3.0 million and by spending a total of $1.0 million in exploration and development work on the property over the 5-year period.

The Company has committed, by virtue of a rental contract in place until November 2014, to pay the sum of $0.3 million for rented office space. Minimum lease payments for the next five years amount to $0.06 million annually.

RELATED PARTY TRANSACTIONS

The Company has not entered into any transactions with related parties.

12
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

OFF-BALANCE-SHEET TRANSACTIONS

The Company was not involved in any off-balance-sheet transactions during the first six months of 2009 and 2010.

CHANGE TO ACCOUNTING POLICIES

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company has decided to adopt an early and simultaneous application of section 1582, “ Business Combinations ”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements ” and 1602, “ Non-Controlling Interests ”, which together replace section 1600, “ Consolidated Financial Statements ”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity on the date of the acquisition of the controlling interest, even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired, and liabilities assumed, in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. In addition, once a company holds the controlling interest of another company, any change in the level of this ownership is accounted as a capital transaction.

These sections are applied for business combinations that occurred on or after January 1, 2010.

As previously described, Richmont acquired the 30% of the issued and outstanding shares of Louvem Mines Inc. that it did not previously own, on June 30, 2010, via an amalgamation. Louvem Mines shareholders, other than Richmont Mines, received one Richmont common share for each 5.4 Louvem shares held. As a result, Richmont Mines issued a total of 1,425,407 common shares at a price of $4.69, which is the closing share price on the date of issue (this represents a total value of $6.69 million). In addition, Richmont paid an amount of $0.07 million to Louvem shareholders with fractional share counts, and incurred transaction-related fees of $0.25 million. As required by section 1602, an adjustment of $5.16 million was registered to the Consolidated Statement of Deficit, which represents the difference between the $7.01 million total cost of the acquisition of the minority interest (including transaction-related fees), and the book value of $1.85 million.

13
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

FUTURE ACCOUNTING PRONOUNCEMENTS

International financial reporting standards

In February 2008, the Accounting Standards Board (“AcSB”) announced that generally accepted accounting principles in Canada (”GAAP”) are to converge with IFRS and that public companies will be required to present their financial statements, with comparative data, under these standards for fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosure requirements.

An IFRS conversion plan has been developed. The conversion project is progressing according to plan, and the Company foresees that it will be completed by the anticipated date of turnover to IFRS on January 1, 2011.

Staff with the appropriate qualifications and experience have been assigned to the project. Moreover, these persons regularly attend thorough training sessions in order to follow constantly evolving changes to IFRS. This team conducts technical research and provides issue identification and formulates recommendations to management who will then transmit the information to the audit committee.

The Company has completed phase 1, diagnosis, which included a thorough examination of the differences between the Canadian GAAP and the IFRS, as well as a study of possible options to be adopted. Most of the adjustments required upon conversion to IFRS will be made retrospectively, relative to the opening balance of retained earnings in the first comparative balance sheet. However, IFRS 1 "First-time adoption of International Financial Reporting Standards" provides a certain number of optional exemptions to general requirements for entities adopting IFRS for the first time. The Company has decided to apply some exemptions.

The Company is presently working on the implementation of phase 2 of the plan, which is to determine the impact of the differences between GAAP and IFRS. This step will determine the repercussions of the transition, so that solutions to address differences identified in phase 1 can be designed and developed.

The Company has begun the preparation of its opening balance sheet as of January 1, 2010. Once completed, a model of IFRS financial statements, including notes, will be developed. The Company is in the process of evaluating the impact of the adoption of the IFRS on information technology and data systems. Based on analyses conducted to date, the accounting system will be extended to allow the production of multiple financial statements compliant with GAAP and IFRS, in order to facilitate the requirement, in 2010, of presenting financial information under GAAP and also providing financial information under IFRS. Other foreseen changes to the information system include the ability to enter new data, to create and to delete accounts, changes to the current systems that relate to certain calculations and other revisions to the accounting software in order to meet IFRS requirements concerning recognition and presentation of information. For all the identified accounting changes, the Company will also assess the design impact and the effectiveness of its controls. According to a preliminary examination of environmental controls, the Company does not foresee important changes to its internal controls.

These changes will come into effect in phase 3 of the plan, that is, during implementation of the conversion. The changes identified in phase 2 will be implemented and tests will be carried out to ensure that problems, if there are any, are resolved before the turnover date. Subsequently, the Company will be able to develop its first interim financial statements and accompanying notes for the quarter ending March 31, 2011.

As previously detailed, the Company has decided to adopt an early and simultaneous application of some sections relating to business combinations, consolidated financial statements and non-controlling interests.

14
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements requires the use of estimates and the formulation of hypotheses that have a significant effect on revenue and expenses as well as on the amounts of assets and liabilities. Elements such as mineral reserves, property, plant and equipment, depreciation and depletion, asset retirement obligations, stock-based compensation and future mining and income taxes are estimates that management considers the most important, those whose actual amounts could differ considerably and affect operating results. A detailed discussion of these estimates is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at June 30, 2010 and 2009, Richmont Mines had no gold hedging contracts and no currency exchange contracts. For the six-month periods ended June 30, 2010 and June 30, 2009, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its accounts receivable and term deposits as loans and receivables, and its accounts payable and accrued charges as other financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

Cash, accounts receivables, terms deposits and accounts payable and accrued charges are recorded at fair value and represent their approximate book value, as these items will be realized or paid in the short term. Changes in fair value are recorded in net earnings. The variation of the fair value of cash equivalents was $58 for the six-month period ended June 30, 2010 ($65 for the six-month period ended June 30, 2009).

Available-for-sale financial assets are measured at fair value, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet either by sale or when a permanent decline in value is recognized. The fair value of shares of publicly-traded companies is the bid price.

GENERAL INFORMATION

The President and Chief Executive Officer and the Financial Director are responsible for disclosure controls and procedures (as defined in Multilateral Instrument 52-109 of the Canadian Securities Administrators) and have designed them, or had them designed under their supervision, to provide reasonable assurance that material information relating to the Company is communicated to them by others within the Company, especially during the period when reports that must be filed under the terms of Canadian securities law are being prepared.

As of January 1, 2010, accounting software for certain divisions had been modified. Extra controls have been implemented in order to provide an adequate conversion. This change of accounting system did not necessitate any modification to the controls over financial reporting currently in place.

The President and Chief Executive Officer and the Financial Director are also responsible for internal controls over financial reporting and have designed them, or had them designed under their supervision, to provide reasonable assurance that the financial information is reliable and that the financial statements have been prepared in accordance with Canadian GAAP. The internal controls over financial reporting during the quarter ending June 30, 2010 were adequately applied.

15
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. A detailed discussion of these risks is given in the annual management’s discussion and analysis, dated March 30, 2010, and available on SEDAR (www.sedar.com).

Regulation 43-101

The geological data in this document has been reviewed by Mr. Daniel Adam, Geo., Ph.D, Exploration Manager, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to US investors concerning resource estimates

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 respecting standards of disclosure for mineral projects (“Regulation 43-101”), adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” resources. Although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “Reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “Reserves.” Further, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian securities regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

US investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

16
AUGUST 6, 2010	RICHMONT MINES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

Disclosure regarding forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Company’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”, which refers to the Company’s annual management’s discussion and analysis report dated March 30, 2010. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

Additional information and continued disclosure

This management’s discussion and analysis was prepared as at June 30, 2010. The Company regularly discloses additional information through news releases, quarterly and annual financial statements and its annual information form (“AIF”) on SEDAR’s Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

17
AUGUST 6, 2010	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Second Quarter
ended June 30, 2010

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

REVENUE
Precious metals	19,652	14,237	37,859	33,027
Other	1,086	1,499	2,841	2,612

	20,738	15,736	40,700	35,639

EXPENSES
Operating costs	14,176	11,528	27,394	24,614
Royalties	474	389	926	807
Custom milling	610	994	1,563	1,711
Administration	1,208	999	2,246	1,918
Exploration and project evaluation (note 3)	1,772	3,013	2,548	4,231
Accretion expense – asset retirement obligations	71	44	141	113
Depreciation and depletion	1,669	1,249	3,224	2,604
Loss (gain) on disposal of assets (note 4)	9	(578)	(480)	(580)

	19,989	17,638	37,562	35,418

EARNINGS (LOSS) BEFORE OTHER ITEMS	749	(1,902)	3,138	221

MINING AND INCOME TAXES	662	(402)	1,264	187

NET EARNINGS (LOSS)	87	(1,500)	1,874	34

LOSS ATTRIBUTABLE TO MINORITY INTEREST	(151)	(110)	(128)	(9)

NET EARNINGS (LOSS) ATTRIBUTABLE TO RICHMONT MINES SHAREHOLDERS	238	(1,390)	2,002	43

NET EARNINGS (LOSS) PER SHARE basic and diluted	0,01	(0,05)	0,08	-

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,646	26,111	26,380	26,108

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,981	26,406	26,694	26,284

The accompanying notes are an integral part of the consolidated financial statements.

19
AUGUST 6, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME AND DEFICIT
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

COMPREHENSIVE INCOME
Net earnings (loss)	87	(1,500)	1,874	34

Comprehensive income, net of income taxes:
Change in unrealized gain (loss) on available-for-sale investments	749	(130)	683	(99)
Realized gains on sale of available-for-sale investments included in earnings	(59)	-	(59)	-
	690	(130)	624	(99)
Comprehensive income	777	(1,630)	2,498	(65)

Comprehensive income attributable to:
Richmont Mines shareholders	928	(1,520)	2,626	(56)
Minority interest	(151)	(110)	(128)	(9)
	777	(1,630)	2,498	(65)
DEFICIT

BALANCE, BEGINNING OF PERIOD	(1,025)	(1,671)	(2,789)	(3,096)

Net earnings (loss) attributable to Richmont Mines shareholders	238	(1,390)	2,002	43

Excess of acquisition cost over the minority interest (note 2)	(5,156)	-	(5,156)	-

Redemption of shares	-	(16)	-	(24)

BALANCE, END OF PERIOD	(5,943)	(3,077)	(5,943)	(3,077)

ACCUMULATED OTHER COMPREHENSIVE INCOME

BALANCE, BEGINNING OF PERIOD	(110)	(205)	(44)	(236)

Changes in other comprehensive income for the period	690	(130)	624	(99)

BALANCE, END OF PERIOD	580	(335)	580	(335)

The accompanying notes are an integral part of the consolidated financial statements.

20
AUGUST 6, 2010	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of Canadian dollars)

	June 30,		December 31,
	2010		2009
	$		$
	(Unaudited	)	(Audited )
ASSETS

CURRENT ASSETS
Cash and cash equivalents	35,799		21,139
Shares of publicly-traded companies	1,313		741
Accounts receivable	2,101		1,213
Mining and income taxes receivable	1,325		1,500
Exploration tax credits receivable	2,426		1,348
Inventories (note 5)	6,352		7,360

	49,316		33,301

DEPOSITS RESTRICTED (note 11)	290		106

PROPERTY, PLANT AND EQUIPMENT (note 6)	57,001		51,823

	106,607		85,230

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	9,177		7,130
Mining and income taxes payable	1,897		1,235
	11,074		8,365

ASSET RETIREMENT OBLIGATIONS (note 11)	6,069		5,928

FUTURE MINING AND INCOME TAXES	1,681		976
	18,824		15,269
SHAREHOLDERS’ EQUITY

Capital stock (note 7)	86,679		64,675
Contributed surplus (note 8)	6,467		6,133
Deficit	(5,943)		(2,789)
Accumulated other comprehensive income	580		(44)
Minority interest (note 2)	-		1,986

	87,783		69,961

	106,607		85,230

Commitments (note 10)

The accompanying notes are an integral part of the consolidated financial statements.

21
AUGUST 6, 2010	RICHMONT MINES INC.

CONSOLIDATED STATEMENTS OF CASH FLOW¯
(In thousands of Canadian dollars)

(Unaudited)	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net earnings (loss)	87	(1,500)	1,874	34
Adjustments for:
Depreciation and depletion	1,669	1,249	3,224	2,604
Stock-based compensation	153	99	378	200
Accretion expense – asset retirement obligations	71	44	141	113
Loss (gain) on disposal of assets	9	(578)	(480)	(580
Gain on disposal of shares of publicly-traded companies	(59)	-	(59)	-
Future mining and income taxes	430	(392)	704	(68)

	2,360	(1,078)	5,782	2,303

Net change in non-cash working capital items (note 9)	(739)	(1,267)	1,047	(1,596)

	1,621	(2,345)	6,829	707

CASH FLOW USED IN INVESTINGACTIVITIES
Disposal of shares of publicly-traded companies	111	-	111	-
Restricted cash and deposits	(184)	21	(184)	33
Property, plant and equipment – Island Gold Mine	(885)	(1,378)	(2,370)	(2,669)
Property, plant and equipment – Beaufor Mine	(954)	(179)	(1,652)	(388)
Property, plant and equipment – Francoeur Mine	(2,676)	(413)	(3,976)	(413)
Disposal of assets	-	1	533	9
Other property, plant and equipment	(48)	(181)	(140)	(285)
Redemption of shares held by minority interests	(81)	-	(81)	-

	(4,717)	(2,129)	(7,759)	(3,713)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	16,581	68	16,615	82
Common share issue costs	(1,025)	-	(1,025)	-
Redemption of common shares	-	(46)	-	(106)

	15,556	22	15,590	(24)

Net increase (decrease) in cash and cash equivalents	12,460	(4,452)	14,660	(3,030)

Cash and cash equivalents, beginning of period	23,339	27,443	21,139	26,021

Cash and cash equivalents, end of period (note 13d))	35,799	22,991	35,799	22,991

The accompanying notes are an integral part of the consolidated financial statements.

22
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the “Company”), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited interim consolidated financial statements have been prepared by the Company’s management. The external auditors have not examined these consolidated financial statements for the three-month and the six-month periods ended respectively on June 30, 2010 and 2009.

1.	Significant accounting policies

These consolidated financial statements reflect the accounts of the Company and of its subsidiaries: Camflo Mill Inc. (100%) and Louvem Mines Inc. (70% and 100% since June 30, 2010). All inter-company transactions have been eliminated.

Except for accounting changes described in the next paragraph, the accounting policies used and the application of these policies for the preparation of the interim consolidated financial statements are identical to those used in the preparation of the financial statements for the year ended December 31, 2009. These unaudited consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements.

a)	2010 Accounting changes

Business combinations, consolidated financial statements and non-controlling interests

During the second quarter of 2010, the Company has decided to adopt an early and simultaneous application of section 1582, “Business Combinations”, which replaces section 1581 of the same name, and sections 1601, “Consolidated Financial Statements” and 1602, “Non-Controlling Interests”, which together replace section 1600, “Consolidated Financial Statements”. These new sections harmonize significant aspects of Canadian accounting standards with the International Financial Reporting Standards (“IFRS”) that will be mandated for entities with fiscal years beginning on or after January 1, 2011.

Section 1582 requires that all business acquisitions be measured at the fair value of the acquired entity at the acquisition date even if the business combination is achieved in stages. The section also establishes new guidance on the measurement of consideration given and the recognition and measurement of assets acquired and liabilities assumed in a business combination. Furthermore, under this new guidance, acquisition costs, which were previously included as a component of the consideration given, and any negative goodwill resulting from the allocation of the purchase price, which was allocated as a reduction of non-current assets acquired under the previous standard, will be recorded in earnings in the current period.

Sections 1601 and 1602 dealing with consolidated financial statements require an entity to measure non-controlling interest upon acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquirer’s identifiable net assets. The new sections also require non-controlling interest to be presented as a separate component of shareholders’ equity. Application of the sections did not impact consolidated results. Only the presentation was modified.

These sections are applied for business combinations that occurred on or after January 1, 2010.

23
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

2.	Acquisition of the minority interest of a subsidiary

On May 18, 2010, Richmont reached an agreement with Louvem shareholders regarding the Company’s proposed acquisition of the 30% of the issued and outstanding shares of Louvem Mines Inc. (“Louvem”) that it did not previously own. Under terms of the transaction, 9222-0383 Quebec Inc., a wholly-owned subsidiary of Richmont, and Louvem merged on June 30, 2010, and formed a new company of the same name, namely Louvem Mines Inc. (“New Louvem”). On the date of the merger, New Louvem shareholders, other than Richmont, received one Richmont common share for each 5.4 New Louvem shares held. As a result, Richmont issued a total of 1,425,407 common shares at a price of $4.69, which is the closing price on the date of issue (this represents a total value of $6,685). In addition, Richmond paid a cash amount of $74 to shareholders with fractional share counts and incurred transaction-related fees of $255.

An adjustment of $5,156 was registered to the Consolidated Statement of Deficit, which represents the difference between the $7,014 total cost of the acquisition of the minority interest (including transaction related fees) and the book value of $1,858.

3.	Exploration and project evaluation

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

Beaufor Mine	570	992	866	1,798
Island Gold Mine	1,215	1,227	1,699	1,595
Francoeur / Wasamac properties	216	768	286	960
Cripple Creek property	305	-	493	12
Other properties	7	-	34	6
Project evaluation	133	46	248	147

	2,446	3,033	3,626	4,518

Exploration tax credits	(674)	(20)	(1,078)	(287)

	1,772	3,013	2,548	4,231

4.	Loss (gain) on disposal of assets

The loss (gain) on disposal of assets includes the following items:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009
	$	$	$	$

Corporate building a)	-	-	(496)	-
Valentine Lake property b)	-	(650)	-	(650)
Mining equipment	9	72	16	70

	9	(578)	(480)	(580)

a)	On January 4, 2010, the Company sold a corporate building with a net book value of $34 for a cash consideration of $530.

b)
On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property. Mountain Lake, as an option fee, has issued, in April 2009, 2,500,000 common shares to the Company for a fair value of $650, or $0.26 per share (note 6 a)).

24
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

5.	Inventories

	June 30,	December 31,
	2010	2009
	$	$
		(Audited	)

Precious metals	613	1,859
Ore	3,463	3,146
Supplies	2,276	2,355

	6,352	7,360

There was no write-down of inventories recognized as an expense and no reversal of write-down during the first six months of 2010 and 2009.

6.	Property, plant and equipment

	June 30, 2010			December 31, 2009
	Cost	Accumulated depreciation and depletion	Net book value	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$	$	$	$
						(Audited)

Mine sites
Mining properties a)	1,564	901	663	1,564	888	676
Development costs	48,363	15,763	32,600	45,767	13,632	32,135
Buildings	6,838	2,807	4,031	6,588	2,571	4,017
Equipment	15,412	5,463	9,949	14,079	4,841	9,238
Asset retirement obligations	3,395	1,194	2,201	3,395	1,028	2,367

	75,572	26,128	49,444	71,393	22,960	48,433

Corporate office
Buildings and leasehold improvements	1,165	392	773	1,476	648	828
Equipment and rolling stock	560	437	123	560	413	147

	1,725	829	896	2,036	1,061	975

	77,297	26,957	50,340	73,429	24,021	49,408

Mine under development	6,661	-	6,661	2,415	-	2,415

Total	83,958	26,957	57,001	75,844	24,021	51,823

a)
On February 11, 2009, the Company entered into an agreement with Mountain Lake Resources Inc. (“Mountain Lake”) in which it granted Mountain Lake an option to purchase Richmont’s 70% interest in the Valentine Lake Property located in Central Newfoundland. Mountain Lake currently owns a 30% interest in the Property.

Mountain Lake may exercise the option over a five-year period by making option payments to Richmont for an additional $3,000 and by incurring $1,000 in exploration and development expenditures on the Property within that timeframe. The option payments may be in cash, or 50% in cash and 50% in Mountain Lake common shares, at the sole election of Mountain Lake. The option payments can be made in instalments by the second, third, and fourth years of the five-year period. Moreover, $500 of the exploration and development expenditures must be incurred by the end of the second year and the remaining $500 must be incurred by the end of the fifth year.

25
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

7.	Capital stock

Authorized: Unlimited number of common shares with no par value

	Three months ended June 30, 2010		Six months ended June 30 2010
	Number of shares (thousands)	Amount $	Number of Shares (thousands)	Amount $

Issued and paid: Common shares

Balance, beginning of period	26,118	64,723	26,104	64,675
Issue of shares for cash a)
Common	3,300	16,500	3,300	16,500
Exercise of stock options	28	111	42	159
Issue of shares in exchange for minority interest a)
Common	1,425	6,685	1,425	6,685
Common shares issue costs a)	-	(1,340)	-	(1,340)

Balance, end of period	30,871	86,679	30,871	86,679

a)	Issue of shares

In June 2010, the Company issue3d, through a public issue, 3,300,000 common shares at $5.00 each, for gross proceeds of $16.5 million. An amount of $1.3 million has been incurred relating to the issuance of common shares, creating a non recorded future tax asset of $383.

On June 30, 2010, the Company issued 1,425,407 common shares at a price of $4.69 each, which is the closing price on the date of issue, as a result of the acquisition of the minority interest of a subsidiary (note 2). Consequently, an amount of $6.7 million was recorded to capital stock.

During the three-month period ended on June 30, 2010, the Company issued 28,000 common shares following the exercise of stock options and received cash proceeds in the amount of $81. Contributed surplus was reduced by $30 which represents the fair value of the exercised stock options.

During the six-month period ended on June 30, 2010, the Company issued 42,000 common shares following the exercise of stock options and received cash proceeds in the amount of $115. Contributed surplus was reduced by $44 which represents the fair value of the exercised stock options.

26
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

7.	Capital stock (continued)

b)	Stock Option Purchase Plan

A summary of the status of the Company’s Stock Option Purchase Plan at June 30, 2010 and changes during the three-month and six-month periods then ended is presented below.

	Three months ended		Six months ended
	June 30, 2010		June 30 2010
	Number of options (thousands)	Weighted average exercise price	Number of options (thousands)	Weighted average exercise price
		$		$

Options outstanding, beginning of period	2,921	3.62	2,480	3.53
Granted	-	-	520	4.19
Exercised	(28)	2.88	(42)	2.74
Cancelled	-	-	(20)	4.04
Expired	(200)	5.30	(245)	5.24

Options outstanding, end of period	2,693	3.51	2,693	3.51

Exercisable options, end of period	1,392	3.65	1,392	3.65

The following table summarizes information about the Stock Option Purchase Plan at June 30, 2010:

Exercise price	Options outstanding at June 30, 2010			Exercisable options at June 30, 2010
	Number of options (thousands)	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options (thousands)	Weighted average exercise price $
$1.80 to $2.07	423	3.5	1.91	156	1.91
$2.74 to $4.04	1,245	2.4	3.21	726	3.16
$4.12 to $5.30	1,025	2.2	4.52	510	4.87
	2,693	2.5	3.51	1,392	3.65

During the six-month period ended June 30, 2010, the Company granted 520,000 stock options (225,000 for the six-month period ended June 30, 2009) to directors. The weighted average fair value of these stock options at the grant date, calculated using the Black-Scholes option pricing model is $1.94 ($1.21 in 2009). The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	June 30, 2010	June 30, 2009

Risk-free interest rate	2.3%	2.5%
Expected life	3 and 4 years	4 years
Expected volatility	63%	53%
Expected dividend yield	0.0%	0.0%

For the six-month period ended June 30, 2010, the stock-based compensation costs charged to earnings amount to $225 ($101 in 2009). The contributed surplus was increased by the same amounts.

27
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

8.	Contributed surplus

	June 30, 2010	December 31, 2009
	$	$
		(Audited)

Balance, beginning of period	6,133	5,678

Stock-based compensation	378	484
Options exercised	(44)	(29)

Balance, end of period	6,467	6,133

9.	Consolidated statements of cash flow

	Three months ended		Six months ended
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
	$	$	$	$

Change in non-cash working capital items

Accounts receivable	(508)	(450)	(888)	(340)
Mining and income taxes receivable (payable)	203	(1,229)	837	(1,686)
Exploration tax credits receivable	(674)	148	(1,078)	38
Inventories	916	(868)	1,008	(504)
Accounts payable and accrued charges	(676)	1,132	1,168	896

	(739)	(1,267)	1,047	(1,596)

Supplemental information
Cash received (paid) during the period:
Interests	42	34	79	115
Mining and income taxes	(29)	(1,125)	233	(1,651)

Items not affecting cash and cash equivalents:
Property, plant and equipment increase as a result of the revision of the estimated payment schedule of the asset retirement obligations	-	-	-	101
Common shares of public company received as consideration from disposal of assets (note 4)	-	650	-	650

Change in accounts payable and accrued charges related
- to development projects and other property, plant and equipment	86	97	316	303
- to issue of common shares	315	-	315	-
- to redemption of shares held by minority interests	248	-	248	-

28
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

10.	Commitments

The Company is subject to pay royalties on 50% of the production of the Beaufor Mine at the rate of $30 per ounce produced, a 3% royalty per ounce produced at the Island Gold Mine, and on other properties if such other properties are brought into commercial production.

The Company is committed, under a lease expiring in November 2014, to pay a sum of $313 for a space. Minimum lease payments for the next five years amount to $64 in 2010, 2011, 2012 and 2013 and to $57 in 2014.

11.	Deposits restricted and letters of credit

As at June 30, 2010, the Company had $106 in deposits restricted with Quebec’s government, $184 in deposits restricted with Ontario’s government and a credit facility is available to the Company in the amount of $3,000 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed fee of 0.85%. The following table provides the allocation of deposits restricted and letters of credit issued as at June 30, 2010:

	June 30, 2010	Date of renewal
	$

Deposits restricted
Island Gold Mine (Lochalsh property)	184
Beaufor Mine	52
Francoeur Mine	54

	290
Letters of credit
Camflo Mill	1,332	July 20, 2010
Island Gold Mine (Kremzar property)	797	July 26, 2010

	2,129

As at December 31, 2009, the Company had guaranteed the restoration of its mining sites by $106 in deposits restricted with Quebec’s government and by the pledge of letters of credit amounting to $2,106.

12.	Capital disclosures

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern in order to support ongoing exploration programs and the development of its mining assets, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

For the purpose of management of capital, the Company includes the components of shareholders’ equity, less cash and cash equivalents as well as shares of publicly-traded companies.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and shares of publicly-traded companies. The Company is not subject to externally imposed capital requirements. The Company’s management of capital remained unchanged since the previous year.

29
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

13.	Financial instruments and risk management

a)	Fair value of financial instruments

The Company has classified its cash as assets held-for-trading, its shares of publicly-traded companies as available-for-sale financial assets, its term deposits and accounts receivable as loans and receivables, and its accounts payable and accrued charges as other financial liabilities, as defined by the CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.

The following table presents the carrying amounts and fair values of each financial instruments category:

	June 30, 2010		December 31, 2009
	Book value	Fair value	Book value	Fair value
	$	$	$	$
				(Audited)
Held-for-trading financial assets
Cash a)	26,313	26,313	10,253	10,253

Available-for-sale financial assets
Shares of publicly-traded companies b)	1,313	1,313	741	741

Loans and receivables
Accounts receivable a)	137	137	194	194
Term deposits a)	9,486	9,486	10,886	10,886

	9,623	9,623	11,080	11,080
Other financial liabilities
Accounts payable and accrued charges a)	9,076	9,076	7,078	7,078

a)
The Company owns and assumes financial assets and liabilities such as cash and cash equivalents, accounts receivable, term deposits, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

b)	The fair value of shares of publicly-traded companies is the bid price.

The variation on fair value of cash equivalents for the six-month period ended June 30, 2010 is $58 ($65 for the six-month period ended June 30, 2009).

b)	Fair value hierarchy

The fair value measurements of shares of publicly-traded companies have been classified at level one from the fair value hierarchy. This valuation is based on data observed in the market.

c)	Market risks

The Company is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Company manages its exposure to these risks through the occasional use of derivative financial instruments and gold sales contracts. The Company is also exposed to share price fluctuations of the shares that it holds in shares of publicly-traded companies and to fluctuations of interest rates for its cash equivalents. The risks and the management of those risks were unchanged compared to the previous years.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

30
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

13.	Financial instruments and risk management (continued)

c)	Market risks (continued)

Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company can occasionally enter into various types of foreign exchange contracts. During the six-month periods ended June 30, 2010 and 2009, the Company did not enter into any forward exchange contracts. At June 30, 2010 and 2009, assets and liabilities denominated in US dollars are not significant.

Commodity price risk

For its gold production, the Company can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to the fluctuation of the gold price is unchanged from the previous years. During the six-month periods ended June 30, 2010 and 2009, the Company did not enter into any hedging contract for its gold production.

Interest rate risk

The cash equivalents and a portion of the cash carry interest and therefore the Company is exposed to a variation of their interest rate at their renewal. Based on the exposures as at June 30, 2010, and assuming that all other variables remain constant, an increase or decrease of 25 basis point of the interest rate would result in an increase or decrease of $16 in net earnings.

d)	Credit risk

Financial instruments that expose the Company to market risk and to a credit risk consist of cash and cash equivalents and accounts receivable. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At June 30, 2010 and December 31, 2009, the Company’s cash and term deposits are held through two financial institutions.

The following table presents the composition of cash and cash equivalents:

	June 30, 2010	December 31, 2009
	$	$
		(Audited)

Cash a)	26,313	10,253
Cash equivalents
Term deposits, 0.95% (0.90% in 2009), maturing in July and August 2010	9,486	10,886

	35,799	21,139

a)	At June 30, 2010, 21% of cash is invested with effective rate of 0.75% and the balance with effective rate of 0.25%.

The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The credit risk and its management are the same as those of the previous year.

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Company has the necessary funds to meet its obligations.

Accounts payable and accrued charges are due in the next financial year.

14.	Comparative figures

Certain comparative figures provided for the period ended June 30, 2009 have been reclassified to conform with the presentation adopted for the period ended June 30, 2010.

31
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

15.	Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

	Three months ended June 30, 2010
	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	6,744	13,894	100	20,738

Mine operating costs and others	5,831	9,685	1,023	16,539
Exploration and project evaluation	569	1,522	(319)	1,772
Depreciation and depletion	363	1,255	51	1,669
Loss on disposal of assets	-	9	-	9

Earnings (loss) before other items	(19)	1,423	(655)	749

Acquisition of property, plant and equipment	3,652	885	26	4,563

Current assets	8,408	9,838	31,070	49,316
Deposits restricted	106	184	-	290
Property, plant and equipment	13,594	41,529	1,878	57,001

Total assets	22,108	51,551	32,948	106,607

	Three months ended June 30, 2009
	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	6,542	9,142	52	15,736

Mine operating costs and others	5,255	7,835	864	13,954
Exploration and project evaluation	1,007	1,227	779	3,013
Depreciation and depletion	320	875	54	1,249
Loss (gain) on disposal of assets	2	12	(592)	(578)

Loss before other items	(42)	(807)	(1,053)	(1,902)

Acquisition of property, plant and equipment	629	1,378	144	2,151

December 31, 2009 (audited)
Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

32
AUGUST 6, 2010	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Three-month periods ended June 30, 2010 and 2009 (in thousands of Canadian dollars)
(Unaudited)

15.	Segmented information (continued)

	Six months ended June 30, 2010
	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	14,065	26,513	122	40,700

Mine operating costs and others	11,055	19,181	2,034	32,270
Exploration and project evaluation	887	2,194	(533)	2,548
Depreciation and depletion	672	2,450	102	3,224
Loss (gain) on disposal of assets	-	16	(496)	(480)

Earnings (loss) before other items	1,451	2,672	(985)	3,138

Acquisition of property, plant and equipment	5,720	2,370	48	8,138

Current assets	8,408	9,838	31,070	49,316
Deposits restricted	106	184	-	290
Property, plant and equipment	13,594	41,529	1,878	57,001

Total assets	22,108	51,551	32,948	106,607

	Six months ended June 30, 2009
	Quebec	Ontario	Exploration, corporate and others	Total
	$	$	$	$

Revenue	14,340	21,191	108	35,639

Mine operating costs and others	10,753	16,713	1,697	29,163
Exploration and project evaluation	1,689	1,609	933	4,231
Depreciation and depletion	611	1,894	99	2,604
Loss (gain) on disposal of assets	2	12	(594)	(580)

Earnings (loss) before other items	1,285	963	(2,027)	221

Acquisition of property, plant and equipment	853	2,669	233	3,755

December 31, 2009 (audited)
Current assets	8,606	6,517	18,178	33,301
Deposits restricted	106	-	-	106
Property, plant and equipment	8,299	41,475	2,049	51,823

Total assets	17,011	47,992	20,227	85,230

33
AUGUST 6, 2010	RICHMONT MINES INC.